Cathay Securities Inc.

40 Wall St Suite 3600

New York, NY 10005

September 3, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Zenta Group Company Limited
Registration Statement on Form F-1, as amended (File No. 333-284140)
Request For Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request of Zenta Group Company Limited that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:15 p.m., Eastern time on September 5, 2025, or as soon thereafter as practicable.

Pursuant to 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus dated August 25, 2025 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Cathay Securities, Inc
As representative of the underwriters

By:	/s/ Xiaoyu (Shell) Li
Name:	Xiaoyu (Shell) Li
Title:	Chief Executive Officer